PILLSBURY WINTHROP SHAW PITTMAN LLP
50 FREMONT STREET
SAN FRANCISCO, CALIFORNIA 94105

November 22, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Attn:	Barbara C. Jacobs
Hugh Fuller

Re:	LogicVision, Inc. - Registration Statement on Form S-3 (File No. 333-137991)

Ladies and Gentlemen:

          On behalf of LogicVision, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended, (the “Securities Act”) Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto.

          Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated November 8, 2006.  Set forth below are the Registrant’s responses to the Staff’s comments.  The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Item 17.  Undertakings, page II-1

1.	Item 512(a) of Regulation S-K was recently amended in Release No. 33-8591. Please revise your undertakings as appropriate.

Response: The requested revisions have been made.

Legality Opinion

2.	Please supplementally confirm, if true, that your opinion covers not only the Delaware General Corporation Law, but the Delaware constitution and all state judicial decisions as well.

Response:  Pillsbury Winthrop Shaw Pittman LLP confirms that the reference to “the General Corporation Law of the State of Delaware” in our opinion filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

          Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (415) 983-1314.  Comments can also be sent via facsimile at (415) 983-1200.

Very truly yours,

/s/ Harpreet S. Bal

Harpreet S. Bal

Attachments

cc:	James T. Healy
Bruce M. Jaffe
Stanton D. Wong